Exhibit 99.3

Consent of Independent Accounting Firm

The Board of Directors

Curaleaf Holdings, Inc.

We consent to the filing with this current report on Form 6-K being filed by Curaleaf Holdings, Inc. (the “Company”) with the United States Securities and Exchange Commission of:

-	our report, dated March 11, 2021, on the consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2020, and the consolidated statements of profits and losses, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (the “Report”); and

-	the incorporation by reference of the Report into the Company’s Registration Statement on Form F-10 (File No. 333-249081) and Registration Statement on Form S-8 (File No. 333-250071).

ANTARES PROFESSIONAL CORPORATION

CHARTERED PROFESSIONAL ACCOUNTANTS

Calgary, Alberta	Antares Professional Corporation
March 11, 2021	Chartered Professional Accountants